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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                 X  Director         X   10% Owner
   SANCHEZ        ANTONIO         R. JR.        ZIX CORPORATION (ZIXI)                         ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below
                                                Person, if an entity                          -----------------  ------------------
               1920 SANDMAN                     (voluntary)                 09/18/02
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
    LAREDO         TX               78041                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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COMMON STOCK,
 PAR VALUE $0.01                                                                           1,633,025          D
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COMMON STOCK,
 PAR VALUE $0.01                                                                             362,598          I              (1)
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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SERIES A CONVERTIBLE
 PREFERRED STOCK                       $4.12       09/18/02                 P              126,136               Immed. (2)
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SERIES A CONVERTIBLE
 PREFERRED STOCK                       $4.12       09/18/02                 P              252,273               Immed. (3)
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COMMON STOCK WARRANTS
 (RIGHTS TO BUY)                       $4.51       09/18/02                 P               44,345               03/18/03  09/18/06
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COMMON STOCK WARRANTS
 (RIGHTS TO BUY)                       $4.51       09/18/02                 P               88,691               03/18/03  09/18/06
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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COMMON STOCK     120,012           $3.92             126,136             D
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COMMON STOCK     240,026           $3.92             252,273             I               (4)
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COMMON STOCK      44,345           $0.125             44,345             D
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COMMON STOCK      88,691           $0.125             88,691             I               (4)
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Explanation of Responses:

(1) Includes 9,375 shares held by the spouse of the filing person, 91,123 shares held by trusts for which the filing person serves as trustee or co-trustee for the benefit of other persons, and 262,100 shares held by SANTIG, Ltd., a family limited partnership for which the filing person serves as managing general partner.

(2) Convertible immediately into 51,690 shares of common stock.  In conformance with the Nasdaq's 20% issuance limitation, filing person may not convert the balance of the preferred stock (for 68,322 shares of common stock) until shareholder approval to allow such conversion and issuance is obtained.

(3) Convertible immediately into 103,380 shares of common stock.  In conformance with the Nasdaq's 20% issuance limitation, holder may not convert the balance of the preferred stock (for 136,646 shares of common stock) until shareholder approval to allow such conversion and issuance is obtained.

(4) Securities are held by SANTIG, Ltd., a family limited partnership for which the filing person serves as managing general partner.



                                                                                     /s/ ANTONIO R. SANCHEZ, JR.         09/20/02
                                                                                  -----------------------------------  -----------
                                                                                  Name: Antonio R. Sanchez, Jr.

**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


HTTP://WWW.SEC.GOV/DIVISION/CORPFIN/FORMS/FORM.HTM
LAST UPDATE: 09/05/2002

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